UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on diesel hydrotreatment at Replan

—

Rio de Janeiro, May 11, 2022 – Petróleo Brasileiro S.A. – Petrobras, informs that it signed on May 9, 2022, a contract with the Toyo Setal HDT Paulínia Consortium, formed by the companies TSE and TOYO, for the construction of a new diesel hydrotreatment unit (HDT) at the Paulínia Refinery (Replan), in alignment with the investments planned in its Strategic Plan 2022-2026.

The investment in the new HDT unit will be US$ 458 million, and when the plant starts operating, expected for 2025, Replan will be able to increase its S-10 Diesel production by 63,000 bpd and jet fuel by 12,500 bpd, aiming to meet the specifications and quantities demanded by the market. This way, all diesel produced at the refinery will be low-sulfur content.

Petrobras continues to focus on improving energy efficiency and reducing greenhouse gas emissions, adapting its refineries and preparing to remain competitive. Over the next five years, the company expects to invest US$ 6.1 billion in refining, aiming to expand the refining capacity and to position the refineries among the best in the world in terms of efficiency and operational performance.

About Replan

Inaugurated in May 1972, Replan is Brazil's largest refinery in terms of processing capacity, with a load of 434,000 bpd. In addition to diesel fuel, the refinery produces gasoline, jet fuel, asphalts, LPG, and propene, among other oil products.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer